UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.4)*

Cumberland Resources Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

23077R100

(CUSIP Number)

Sean Boyd

Agnico-Eagle Mines Limited

145 King Street East, Suite 500

Toronto, Ontario, Canada  M5C 2Y7

(416) 947-1212

Copies to:

Patricia L. Olasker, Esq.	Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP	Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, Suite 4400	625 Madison Avenue, 12th Floor
Toronto, Ontario, Canada M5X 1B1	New York, New York 10022
(416) 863-0900	(212) 588-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Agnico-Eagle Mines Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,775,834

	8.	Shared Voting Power 54,638,690

	9.	Sole Dispositive Power 21,775,834

	10.	Shared Dispositive Power 54,638,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,414,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Agnico-Eagle Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 54,638,690

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 54,638,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,638,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 71.5%

14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 4 amends and supplements the Schedule 13D filed on February 26, 2007 and as further amended by Amendment No. 1. thereto filed on March 12, 2007, Amendment No. 2 thereto filed on April 17, 2007 and Amendment No. 3 thereto filed on May 1, 2007 by (i) Agnico-Eagle Mines Limited and (ii) Agnico-Eagle Acquisition Corporation (the “Statement”) relating to the common shares of Cumberland Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia.  Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following paragraph immediately prior to the second to last paragraph thereof:

“Pursuant to section 300 of the Business Corporations Act (British Columbia), AEAC acquired on July 9, 2007 all of the outstanding Common Shares not already owned by the Reporting Persons.  Pursuant to the terms of the compulsory acquisition, each holder of the Common Shares that did not tender their Common Shares pursuant to the Offer was entitled to receive, in respect of each Common Share, 0.185 of a common share of Agnico.  Agnico now beneficially owns 100% of the Common Shares.

The Reporting Persons expect that the Common Shares will be delisted from the Toronto Stock Exchange at the close of business (Toronto time) on July 10, 2007.  The trading of Common Shares on the American Stock Exchange was suspended prior to the commencement of trading on July 10, 2007.  The Reporting Persons intend to cause the Issuer to make an application to cease to be a reporting issuer in Canada as soon as reasonably practicable, and the Reporting Persons also intend to cause the Issuer to delist the Common Shares from the American Stock Exchange and to cause the Issuer to deregister under Section 12(b) of the Exchange Act and to terminate the Issuer’s registration under Section 12(g) of the Exchange Act.”

Item 5.	Interest in Securities of the Issuer
Items 5(a) (b) and (c) of the Statement are hereby deleted and replaced in their entirety with the following:
“(a) and (b)

As of July 9, 2007, (i) Agnico beneficially owns 76,414,524 Common Shares, representing 100% of the outstanding Common Shares, and has the sole power to vote, direct the vote, dispose of or direct the disposition of 21,775,834 Common Shares and has the shared power to vote, direct the vote, dispose of or direct the disposition of 54,638,690 Common Shares and (ii) AEAC beneficially owns 54,638,690 Common Shares, and has the shared power to vote, direct the vote, dispose of or direct the disposition of 54,638,690 Common Shares.  By virtue of its ownership of AEAC, Agnico may be deemed to share beneficial ownership of the Common

Shares owned by AEAC. The percentage of outstanding Common Shares beneficially owned by Agnico is 100% and the percentage of the outstanding Common Shares beneficially owned by AEAC is approximately 71.5%.  To the Reporting Persons’ knowledge, none of the Schedule I Persons owns any Common Shares.

(c)

Except as set forth in the fourth to last paragraph of Item 4 of this Schedule 13D and this Item 5, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has effected any transaction in the Common Shares since the date of the most recent amendment to this Statement.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph thereof:

“As reported in the fourth and third last paragraphs of Item 4 of this Schedule 13D, pursuant to section 300 of the Business Corporations Act (British Columbia), AEAC acquired on July 9, 2007 all of the outstanding Common Shares not already owned by the Reporting Persons.  Pursuant to the terms of the compulsory acquisition, each holder of the Common Shares that did not tender their Common Shares pursuant to the Offer was entitled to receive, in respect of each Common Share, 0.185 of a common share of Agnico.  Agnico now beneficially owns 100% of the Common Shares.

The Reporting Persons expect that the Common Shares will be delisted from the Toronto Stock Exchange at the close of business (Toronto time) on July 10, 2007.  The trading of Common Shares on the American Stock Exchange was suspended prior to the commencement of trading on July 10, 2007.  The Reporting Persons intend to cause the Issuer to make an application to cease to be a reporting issuer in Canada as soon as reasonably practicable, and the Reporting Persons also intend to cause the Issuer to delist the Common Shares from the American Stock Exchange and to cause the Issuer to deregister under Section 12(b) of the Exchange Act and to terminate the Issuer’s registration  under Section 12(g) of the Exchange Act.”

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and supplement by the filing of the following exhibit herewith:

Exhibit No.	Exhibit Name

4.	Press release of Agnico-Eagle Mines Limited, dated July 9, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007

AGNICO-EAGLE MINES LIMITED

By:	/s/ David Garofalo
	Name:	David Garofalo
	Title:	Senior Vice President,
Finance and Chief Financial
Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007

AGNICO-EAGLE ACQUISITION
CORPORATION

By:	/s/ David Garofalo
	Name:	David Garofalo
	Title:	Vice-President

EXHIBIT INDEX

Exhibit No.	Exhibit Name

4.	Press release of Agnico-Eagle Mines Limited, dated July 9, 2007.